

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

May 26, 2017

<u>Via E-mail</u>
Mr. Steven E. Brazones
Chief Financial Officer
Raven Industries, Inc.
205 E. 6th Street
P.O. Box 5107
Sioux Falls, SD 57117

>   **Re: Raven Industries, Inc.**
>   **Form 10-K for the Year Ended December 31, 2016**
>   **Filed March 31, 2017**
>   **Definitive Proxy Statement Filed April 19, 2017**
>   **File No. 1-07982**

Dear Mr. Brazones:

        We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

        After reviewing your response to these comments, we may have additional comments.

<u>Definitive Proxy Statement Filed April 19, 2017</u>

<u>Executive Compensation, page 16</u>

<u>Base Salary, page 18</u>

1.   You disclose that you did not increase base salaries in fiscal year 2017 due to the Company's financial performance, but your Summary Compensation Table shows salary increases for all named executive officers. Please tell us the reason for this discrepancy, and in future filings, please explain any changes in your base salaries.

Management Incentive Plan, page 19

2.   We note that in this section you disclose your company-wide net income targets and named executive officer base salary target percentages associated with threshold, target and high-end levels for net income. However, in the second paragraph of this section and in note (5) to the Summary Compensation Table, you cite net sales and return on average assets as additional formula-based factors used to determine payment amounts under the management incentive plan. In these cases, you have not disclosed any target or formula relating to these factors. You also have not disclosed the actual amount of net income, net sales or return on assets used to determine the amount of the payments. Consistent with comment 19 to our letter dated May 6, 2009 and your response thereto, in future filings, please disclose all of the company-wide targets and formulas that form the basis of incentive compensation payments, as well as the actual amount of each related measure of company performance, so that it is clear how the Compensation Committee determined the specific amounts of incentive compensation paid to each named executive officer. In your response, please show us what your disclosure would have looked like for fiscal year 2017. In addition to your narrative explanation, please consider providing an illustrative example.

3.   Please tell us how the incentive formulas "factored the lower financial results from fiscal 2016," as disclosed in the second paragraph in this section. Please also help us understand your disclosure regarding the target for maximum payout based on net income growth. In this regard, you disclose that net income maximum payouts would occur at 250% of net income growth over the prior year. Your audited financial statements show that the company had $4,848,000 in net income for 2016, suggesting that the net income target for maximum payout would have been $12,120,000. However, in the third paragraph you state that maximum payout would occur if the company achieved "the high end of the income range ($21,403,000 in net income for fiscal 2017)." If you calculate net income other than as shown in your financial statements for purposes of determining incentive compensation, please elaborate.

Stock Options and Restricted Stock Units, page 19

4.   We note disclosure that performance-based restricted stock unit awards are earned based on achievement of a three-year cumulative return on equity goal for your named executive officers. In future filings, please disclose the three-year cumulative return on equity goals, the actual achievement of such goals and how the actual awards are calculated for each of your named executive officers. In your response, please show us what your disclosure would have looked like for fiscal year 2017. In addition to your narrative explanation, please consider providing an illustrative example.

     We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

　　　　You may contact SiSi Cheng at (202) 551-5004 or Anne McConnell at (202) 551-3772 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood at (202) 551-3345 or Pam Long at (202) 551-3765 with any other questions.

　　　　　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　　　　　/s/ John Cash

　　　　　　　　　　　　　　　　　　　　John Cash
　　　　　　　　　　　　　　　　　　　　Accounting Branch Chief
　　　　　　　　　　　　　　　　　　　　Office of Manufacturing and
　　　　　　　　　　　　　　　　　　　　Construction